EXHIBIT 99.1

Titan Medical Appoints Bill Fahey as Vice President, Manufacturing and Operations

TORONTO, June 06, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced the appointment of Bill Fahey as Vice President, Manufacturing and Operations. In this new role, Mr. Fahey will be a key member of the senior leadership team and be responsible for both in-house and contract manufacturing relationships. He will also be working closely with Titan’s product development and the quality and regulatory affairs teams as the company completes its Investigational Device Exemption (IDE) application and, following IDE approval, proceed to human clinical trials.

“Bill brings the necessary skills, experience and energy to our Chapel Hill operations to get the Enos project across the line,” stated Paul Cataford, Interim President, CEO and Board Chair. “We remain focused on our IDE application and Bill brings a track record of successful operations leadership to ensure we meet our goals on-time and with excellence.”

Mr. Fahey brings more than 20 years of product development, manufacturing and commercialization experience in the medical device industry. Mr. Fahey has been responsible for creating and leading product development engineering teams and processes to meet regulatory requirements, execute on strategy and foster cross-functional efficiency and accountability. Most recently, he served as Senior Vice President of Engineering at Precision Spine/Spinal USA, a spinal implant company where he drove multiple product releases and line extensions that were manufactured in-house. Before joining Precision Spine, Bill spent over five years with Orthofix/Blackstone Medical Inc. as Sr. Director of Engineering. He also held a product development position in Stryker's Spine division. Mr. Fahey holds a Bachelor of Science Degree in Mechanical Engineering from Villanova University.

"I am excited to join Titan Medical at such a transformational time. My work over the past two decades has prepared me for this position with Titan and I look forward to applying my background and experience as the company prepares for clinical trials and progresses to commercial production," said Mr. Fahey.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the company’s intention to complete an IDE application and, following IDE approval, proceed to human clinical trials; the Enos system providing a surgical experience that imitates real-life movements; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations & Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

###